KW 2/28

11015885

UNITED ST
SECURITIES AND EXCH
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 22 2011 WASH, D.C.

SEC FILE NUMBER
8- 44710

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTEGRIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2026 Caribou Drive
(No. and Street)

Fort Collins (City) | Colorado (State) | 80525 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Van Den Heever 970-225-0425
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 West Mineral Ave. Suite 202 (Address) | Littleton (City) | Colorado (State) | 80120-4544 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Stephen Van Den Heever, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integris Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE L. MORAN
NOTARY PUBLIC, STATE OF COLORADO
My Comm. Expires February 24, 2012

Signature

President
Title

Christine L Moran
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) and Members' Equity.
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants

The Board of Directors and Stockholders
Integris Securities LLC (formerly DVE Securities, Inc.)
Fort Collins, CO

We have audited the accompanying statements of financial condition of Integris Securities LLC (formerly DVE Securities, Inc.) as of December 31, 2010 and 2009, and the related statements of income and members' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integris Securities LLC (formerly DVE Securities, Inc.) at December 31, 2010 and 2009 and the results of its operations, cash flows and changes in members' equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haynie & Co.

Littleton, Colorado
February 16, 2011

Integris Securities LLC
(formerly DVE Securities, Inc.)
Balance Sheets
December 31, 2010 and 2009

	2010	2009
Assets		
Cash and cash equivalents	$ 13,747	$ 34,965
Certificate of deposit	10,089	10,015
Accounts receivable	1,657	-
Prepaid expenses	2,000	2,660
Total Current Assets	$ 27,493	$ 47,640
Liabilities and Members' Equity		
Accounts payable	$ 4,767	$ 900
Due to Integris Holdings, LLC	2,881	2,881
Total Current Liabilities	7,648	3,781
Members' Equity		
Members' equity	19,845	43,859
Total Liabilities and Members' Equity	$ 27,493	$ 47,640

The accompanying notes are an integral part of these statements.

Integris Securities LLC

(formerly DVE Securities, Inc.)

Statements of Income and Members' Equity
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Commissons	$ 240,000	$1,048,000
Other income	2,493	-
Interest	74	498
Total Revenues	242,567	1,048,498
Expenses		
Deal support costs	232,500	983,047
Administrative expenses	56,881	58,527
Total Expenses	289,381	1,041,574
Net Income Before Taxes	(46,814)	6,924
Provision for Income Taxes		
Current tax provision	-	(82)
Net Income	(46,814)	6,842
Beginning Members' Equity	43,859	37,017
Capital contributions	22,800	-
Ending Members' Equity	$ 19,845	$ 43,859

The accompanying notes are an integral part of these statements.

Integris Securities LLC

(formerly DVE Securities, Inc.)

Statements of Cash Flows

For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows From Operating Activities		
Transaction fees received	$ 240,000	$1,051,000
Cash paid for service fees and other expenses	(286,511)	(1,040,106)
Interest received	-	666
Income tax paid	-	(988)
Other income	2,493	-
Net Cash Provided (Used) by Operating Activities	(44,018)	10,572
Cash Flows from Investing Activities		
Redemption of certificates of deposit	-	15,000
Net Cash Provided by Investing Activities	-	15,000
Cash Flows from Financing Activities		
Proceeds from the contribution of capital	22,800	-
Net Cash Provided by Financing Activities	22,800	-
Net (Decrease) Increase in Cash	(21,218)	25,572
Cash at Beginning of the Year	34,965	9,393
Cash at End of the Year	$ 13,747	$ 34,965
Reconciliation of Net Income to Net Cash Provided (Used) by Operating Activities		
Net income (loss)	$ (46,814)	$ 6,842
Change in value of certificates of deposit	(74)	168
Changes in assets and liabilities:		
(Increase) decrease in:		
Accounts receivable	(1,657)	3,000
Prepaid expenses	660	(460)
Increase (decrease) in:		
Accounts payable	3,867	47
Related party payables	-	1,881
Income taxes payable	-	(906)
Net Cash Provided (Used) by Operating Activities	$ (44,018)	$ 10,572

The accompanying notes are an integral part of these statements.

1. Organization and Significant Accounting Policies

Organization and Nature of Business
Integris Securities LLC (formerly DVE Securities, Inc.) (the Company) was incorporated in the State of Colorado and undertakes merger and acquisition advisory services, private placement services and other customer investment banking services on behalf of its clients. Prior to October 15, 2007, the company was a wholly-owned subsidiary of Colorado Financial Management, Inc., a Colorado Corporation engaged in the financial planning business. The company was a dealer in mutual funds and variable annuities only, promptly transmitted all funds to investment product families, delivered all securities received in connection with its activities, and did not hold funds or securities for, or owe money or securities to, customers.

As discussed in Note 5, the Company was acquired during 2007. The nature of the Company's operations subsequently changed from the sale of mutual fund and variable annuities to investment banking advisory services for mergers and acquisitions.

Change in Legal Entity
During September 2008, ownership established Integris Securities LLC and transferred all of the assets and liabilities of DVE Securities, Inc. to the Company. The DVE Securities, Inc. corporation was then subsequently dissolved. The FINRA registrations and contracts were transferred to the Company. At the date of change in legal entity, the Company received $40,006 in assets and liabilities.

Cash and Cash Equivalents
For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition
Customers' securities transactions with related advisory service fees and expenses are recorded as services are performed.

Income Taxes
During September 2008, the Company's assets were transferred from DVE Securities, Inc. to Integris Securities LLC, which is a pass-through entity for tax purposes.

Deferred tax liabilities or assets, net of any applicable valuation allowance for deferred tax assets, are recognized for the estimated future tax effects attributable to tax carry-forwards.

1. Organization and Significant Accounting Policies (continued)

Temporary differences between book and tax reporting relate to the cash basis used for income tax reporting.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Subsequent Events
The Company has evaluated subsequent events through February 16, 2011, the date which the financial statements were available to be issued.

2. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1(a)(3) of the Securities and Exchange Commission, the Company is required to maintain a minimum of $5,000 net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2010 and 2009, the Company had net capital of $16,163 and $41,174, respectively.

3. Investments

Accounting standards for investments provide a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

3. Investments (continued)

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Investments are carried at fair value and consist of the following at December 31, 2010 and 2009:

	December 31, 2010		December 31, 2009	
	Fair Value	Cost	Fair Value	Cost
Certificates of Deposit (Level 2)	$10,089	$10,089	$10,015	$10,015

4. Related Party Transactions

Subsequent to the Integris Holdings, LLC acquisition, the Company entered into an agreement with its parent company for the provision of funds for operating purposes. At December 31, 2010 and 2009, there was $2,881 and $2,881 due to the parent company, respectively.

The Company also pays certain success fee costs and administrative expenses to its majority owner. In 2010 and 2009, the Company paid $267,071 and $1,016,117, respectively.

5. Business Acquisition

On January 16, 2007, the Board approved the sale of all Company stock to Integris Holdings, LLC (Integris Acquisition). The sale of the Company provides Integris with a vehicle to provide investment banking advisory fees for its mergers and acquisition clients. In 2008, Integrus LLC changed its name to Integris Holdings, LLC.

5. Business Acquisition (continued)

The purchase of the Company was completed on October 15, 2007, and included the payment of $17,000 to the former owners by Integris. As part of the purchase agreement, the majority shareholder of the Company was required to make earnout payments of the lesser of $10,000 or 20% of commissions and fees received to the prior owners. The earnout provisions of the purchase agreement were in effect from January 1, 2007 to December 31, 2009. $39,000 was paid to prior owners by Integris Holdings in 2009.

6. Concentrations of Risk

The Company is engaged in the business of providing investment banking advisory services for mergers and acquisitions. Fee income can vary due to fluctuations in the volume of transactions, the dollar value of transactions between buyers and sellers, and the percentage charged for services to those engaged by the Company. The Company's fees are impacted by global, national regional and local economic forces.

The following summarizes revenue concentrations by customer for the years ended December 31, 2010 and 2009:

	2010		2009
Customer A	100%	Customer B	52%
		Customer C	41%

Integris Securities LLC

(formerly DVE Securities, Inc.)

Supplementary Information

Integris Securities LLC

(formerly DVE Securities, Inc.)

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1

December 31, 2010 and 2009

	2010	2009
Net Capital		
Total member's equity	$ 19,845	$ 43,859
Deductions		
Disallowed receivables	(1,657)	-
Disallowed prepaid expenses	(2,000)	(2,660)
Haircuts	(25)	(25)
Total Deductions	(3,682)	(2,685)
Total Net Capital	$ 16,163	$ 41,174
Aggregate Indebtedness		
Payables and accruals	7,648	3,781
Total Aggregate Indebtedness	$ 7,648	$ 3,781
Computation of Basic Net Capital Requirements		
6 2/3% of aggregate indebtdness	$ 510	$ 252
Minimum net capital	$ 5,000	$ 5,000
Greater of the two amounts	$ 5,000	$ 5,000
Capital in excess of required minimum	$ 11,163	$ 36,174
Ratio of aggregate indebtedness to net capital	0.47	0.09

Reconciliation with Company's computation included in Part II of Form X-17a-5:

	2010	2009
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$ 16,163	$ 41,175
Rounding	-	(1)
Net capital per above	$ 16,163	$ 41,174

Haynie &
Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Report of Independent Certified Public Accountants on Internal Control Structure Required by SEC Rule 17a-5

The Board of Directors and Stockholders
Integris Securities LLC (formerly DVE Securities, Inc.)
Fort Collins, CO

In planning and performing our audit of the financial statements of Integris Securities LLC (formerly DVE Securities, Inc.) for the year ended December 31, 2010, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) of the Securities and Exchange Commission (Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Integris Securities LLC (formerly DVE Securities, Inc.) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c-3-3. We do not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulations T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above. In addition, our consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k)(2)(B) of Rule 15c3-3, and no facts came to our attention indicating that such conditions have not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 16, 2011

Haynie & Company

Certified Public Accountants (a professional corporation)
1221 West Mineral Ave, Ste. 202 Littleton, Colorado 80120-4544 (303) 734-4800 Fax (303) 795-3356

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 2 2011
WASH. D.C.
200

To the Board of Directors of Integris Securities LLC
2026 Caribou Drive
Fort Collins, Colorado 80525

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2010 to December 31, 2010, which were agreed to by Integris Securities LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Integris Securities LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Integris Securities LLC's management is responsible for the Integris Securities LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-I 7A-5 for the year ended December 31, 2010 less revenues reported on the FOCUS reports for the period from January 1, 2010 to March 31, 2010, with the amounts reported in Form SIPC-7T for the period from April 1, 2010 to December 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no adjustments were reported;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Co.

Littleton, Colorado
February 16, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

044710 FINRA DEC
INTEGRIS SECURITIES LLC 20*20
2026 CARIBOU DR UNIT 101
FORT COLLINS CO 80525-4327

Note: If any of the information shown on the *mailing* label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Chris Moran (970)223-3472

2. A. General Assessment (item 2e from page 2) $ 606.42

B. Less payment made with SIPC-6 filed (exclude interest) (606.33)
7/20/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) .09

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ .09

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ .09

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Integris Securities LLC
(Name of Corporation, Partnership or other organization)

Chris Moran
(Authorized Signature)

Accountant
(Title)

Dated the 27th day of January, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2010 and ending December 31, 2010

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 242,566
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	0
2d. SIPC Net Operating Revenues	$ 242,566
2e. General Assessment @ .0025	$ 606.42

(to page 1, line 2.A.)

Integris Securities LLC
(Formerly DVE Securities, Inc.)

Financial Statements and Report
of
Independent Certified Public Accountants

December 31, 2010 and 2009